Filed Pursuant to Rule 433
Registration No. 333-134553
July 13, 2006

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due July 18, 2011

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+
Principal Amount:	$700,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	July 18, 2006
Maturity Date:	July 18, 2011
Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.22%
Interest Payment Dates:	Quarterly on the 18th day of each October, January, April, July, commencing on October 18, 2006
Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period
Day Count:	Actual/360
Business Day Convention:	Modified Following Adjusted
Denominations:	$1,000
CUSIP:	52517PK67
Underwriters:	Lehman Brothers (90%) (bookrunner)

ABN AMRO
Bank of America Securities LLC
Caylon
Citigroup
Daiwa Securities SMBC Europe
HVB Capital Markets
ING Belgium S.A.
Santander Central Hispano
Standard Chartered Bank
SunTrust Robinson Humphrey
(1% each)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.